Exhibit 99.1

Interim Condensed Financial Statements (Unaudited)

Interim Condensed Financial
Statements (Unaudited) (IFRS) as of and for the three months ended March 31, 2019

AC Immune SA
EPFL Innovation Park

Building B
1015 Lausanne

Switzerland

Balance Sheets

	Notes	As of March 31, 2019	As of December 31, 2018
		(in CHF thousands)
ASSETS
Non-current assets
Property, plant and equipment	6	3,570	3,324
Right-of-use assets	7	2,082	—
Long-term financial assets	9	304	304
Total non-current assets		5,956	3,628

Current assets
Prepaid expenses	8	3,000	2,364
Accrued income	3	813	3,667
Finance receivable	10	201	199
Other current receivables		784	236
Short-term financial assets	9	80,000	30,000
Cash and cash equivalents	9	222,138	156,462
Total current assets		306,936	192,928
Total assets		312,892	196,556

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,361	1,351
Share premium		298,259	298,149
Accumulated losses		(57,766)	(121,877)
Total shareholders’ equity		241,854	177,623

Non-current liabilities
Long-term financing obligation	10	225	186
Long-term lease liabilities	7	1,666	—
Long-term deferred income	3	2,628	—
Net employee defined benefit liabilities		5,809	5,665
Total non-current liabilities		10,328	5,851

Current liabilities
Trade and other payables		829	1,979
Accrued expenses		8,800	10,420
Short-term deferred income	3	3,546	351
Convertible loan	4	46,740	—
Liability related to conversion feature	4	43	—
Short-term debt obligation	10	336	332
Short-term lease liabilities	7	416	—
Total current liabilities		60,710	13,082
Total liabilities		71,038	18,933
Total shareholders’ equity and liabilities		312,892	196,556

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statement of Income/(Loss)

		For the Three Months Ended March 31,
	Notes	2019	2018
		(in CHF thousands except for share and per share data)
Revenue
Contract revenue	3	75,042	1,458
Total revenue		75,042	1,458

Operating expenses
Research & development expenses		(11,592)	(10,069)
General & administrative expenses		(3,294)	(2,711)
Total operating expenses		(14,886)	(12,780)
Operating income/(loss)		60,156	(11,322)

Finance expense, net		(80)	(281)
Change in fair value of conversion feature		4,505	—
Interest income		89	1
Interest expense		(1,096)	(12)
Finance result, net	11	3,418	(292)

Income/(loss) before tax		63,574	(11,614)
Income tax expense		—	—
Income/(loss) for the period		63,574	(11,614)

Income/(loss) per share (EPS):	5
Basic income/(loss) for the period attributable to equity holders		0.94	(0.20)
Diluted income/(loss) for the period attributable to equity holders		0.91	(0.20)

Statements of Comprehensive Income/(Loss)	For the Three Months ended March 31,
	2019	2018
	(in CHF thousands)
Income/(loss) for the period	63,574	(11,614)
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	—
Total comprehensive income/(loss), net of tax	63,574	(11,614)

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Changes in Equity

	Share capital	Share premium	Accumulated losses	Total
	(in CHF thousands)
Balance as of January 1, 2018	1,147	188,299	(72,607)	116,839
Net loss for the period	—	—	(11,614)	(11,614)
Other comprehensive loss	—	—	—	—
Total comprehensive loss	—	—	(11,614)	(11,614)

Share-based payments	—	—	602	602
Issuance of shares:
restricted share awards	—	57	(57)	—
exercise of options	—	1	—	1
Balance as of March 31, 2018	1,147	188,357	(83,676)	105,828

	Share capital	Share premium	Accumulated losses	Total
	(in CHF thousands)
Balance as of January 1, 2019	1,351	298,149	(121,877)	177,623
Net income for the period	—	—	63,574	63,574
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income	—	—	63,574	63,574

Share-based payments	—	—	584	584
Issuance of shares:
restricted share awards	—	47	(47)	—
exercise of options	10	63	—	73
Balance as of March 31, 2019	1,361	298,259	(57,766)	241,854

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Cash Flows

		For the Three Months Ended March 31,
	Note	2019	2018
		(in CHF thousands)
Operating activities
Net income/(loss) for the period		63,574	(11,614)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	6	292	197
Depreciation of right-of-use assets	7	103	—
Finance expense, net	11	80	292
Share-based compensation expense		584	602
Change in net employee defined benefit liability		144	138
Change in fair value of conversion feature	4	(4,505)	—
Interest expense	4/10	1,096	13
Changes in working capital:
(Increase) in prepaid expenses	8	(636)	(1,098)
Decrease in accrued income		2,854	1,651
(Increase) in other current receivables		(548)	(2,193)
(Decrease) in accrued expenses		(1,658)	(1,010)
Increase/(Decrease) in deferred income	3	5,819	(302)
Increase/(Decrease) in trade and other payables		(1,278)	19
Cash used in operating activities		65,921	(13,305)
Interest income		89	1
Interest paid		(23)	—
Financial expenses		(3)	(43)
Net cash flows provided by/(used in) operating activities		65,984	(13,347)

Investing activities
Short-term financial assets	9	(50,000)	—
Purchases of property, plant and equipment	6	(511)	(1,076)
Rental deposits	9	—	(84)
Net cash flows used in investing activities		(50,511)	(1,160)

Financing activities
Proceeds from issuance of convertible loan	4	50,278	—
Principal payments of lease obligations	7	(103)	—
Proceeds from issuance of common shares		73	1
Net cash flows provided by financing activities		50,248	1

Net increase/(decrease) in cash and cash equivalents		65,721	(14,506)

Cash and cash equivalents at January 1		156,462	124,377
Exchange loss on cash and cash equivalents		(45)	(202)
Cash and cash equivalents at March 31		222,138	109,669
Net increase/(decrease) in cash and cash equivalents		65,721	(14,506)

Additional Information:

The acquisition of CHF 27 thousand of property, plant and equipment purchases was non-cash and recorded within trade and other payables.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (unaudited).

Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” or “AC Immune,” “ACI,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including neuro-orphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three months ended March 31, 2019 were authorized for issuance by the Company’s Audit Committee on May 10, 2019.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three months ended March 31, 2019 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Revenue recognition

The Company enters into licensing agreements which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property (“IP”) to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, up-front license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statement of income/(loss), except for revenues from royalties on net sales of products commercialized from the Company’s IP, which are classified as royalty revenues.

Licenses of intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments: At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and Development Services: The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues: The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing and collaboration agreements.

Contract balances: The Company receives payments and determines credit terms from its licensees for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the balance sheet. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, trade payables, debt obligations and convertible loan with a corresponding embedded derivative. The fair value of these financial instruments approximate their respective carrying values due to the short term maturity of these instruments and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Convertible loan

The Company’s convertible loan is a financial liability host instrument separate from the embedded derivate conversion feature. The convertible loan’s initial fair value is the residual amount of the USD 50.0 (CHF 50.3) million received after separating the embedded conversion feature and this is subsequently measured at its amortized cost in accordance with IFRS 9. See Note 4 “Convertible loan and liability related to conversion feature.”

Derivative financial instruments

The Company’s convertible loan has an embedded derivative conversion feature which is initially measured at fair value and subsequently remeasured to fair value at each reporting date. This conversion feature is bifurcated from the Company's convertible loan (Note 4 “Convertible loan and liability related to conversion feature”) and recorded as liability related to conversion feature in the balance sheets as it is classified as non-equity in accordance with IFRS 9. Changes in the fair value each period (gains or losses) of the conversion feature are recorded in the statement of income/(loss) as a change in fair value of conversion feature.

Non-vested shares

We estimate the fair value of non-vested stock awards (restricted shares and restricted share units) using a reasonable estimate of market value of the common stock on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in shares of our common stock. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vest.

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim condensed financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation, (vi) derivative financial instruments and (vii) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, except for the adoption of new standards and interpretations effective as of January 1, 2019. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Recent accounting pronouncements – recently adopted

IFRS 16 – Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not to restate prior years. Since the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. For a complete discussion of accounting, see Note 7, “Right-of-use assets and lease liabilities.”

The Company has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000) (ii) to apply a single discount rate to our property leases and to our portfolio of office equipment leases, respectively, (iii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iv) to account for each lease component and any non-lease components as a single lease component and (v) to rely on our assessment of whether leases were onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application. The Company’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.54%.

The following table reconciles the Company’s operating lease obligations at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements on Form 20-F, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in CHF thousands)
Operating lease commitments at December 31, 2018	861
Discounted using the incremental borrowing rate at January 1, 2019	847
Recognition exemption for short-term leases	(535)
Recognition exemption for leases of low value	—
Extension options reasonably certain to be exercised	1,873
Lease obligation recognized at January 1, 2019	2,185

In accordance with the adoption of IFRS 16 Leases as of January 1, 2019, the Company recorded at initial recognition a non-cash CHF 2.2 million right-of-use asset and corresponding lease liability. Comparative information has not been restated. The Company’s statement of loss for the three months ended March 31, 2019 was impacted by an increase for depreciation of right-of-use of leased assets (CHF 0.1 million) and interest expense (CHF 14 thousand). During the same period, the Company’s cash flow statement was impacted by a shift from the cash generated from operations of CHF 0.1 million to the net cash used in financing activities. Overall, IFRS 16 was cash flow neutral for the Company.

The Company made the following changes in presentation: in the balance sheets, additional line items to reflect the right-of-use assets, the non-current and the current lease liabilities and in the statement of cash flows, additional line items related to the depreciation of the right-of-use of leased assets and repayment of the principal portion of the lease payments.

Impact on accounting for leases

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company generally uses the rate implicit in the contract. Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured if there is change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or a change in assessment of whether it will exercise a purchase, extension or termination option.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Both the right-of-use-assets and lease liabilities are recognized in the balance sheets.

Accounting pronouncements – not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The Company believes it will be able to meet all of its obligations as they fall due for at least 12 months from March 31, 2019 after considering the Company’s cash position of CHF 222 million and short-term financial assets of CHF 80 million as of March 31, 2019. Hence, the unaudited interim condensed financial statements have been prepared on a going concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from license and collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

3.	Revenues

AC Immune generated revenues of CHF 75.0 million in the three months ended March 31, 2019 an increase of CHF 73.6 million over the comparable period in 2018.

	For the Three Months Ended March 31,
	2019	2018
	(in CHF thousands)

Eli Lilly	73,868	—
Genentech	—	—
Janssen	—	244
Life Molecular Imaging	—	—
Biogen	939	934
Other	235	280
Total contract revenue	75,042	1,458

3.1	Licensing and collaboration agreements

The following table presents changes in the Company’s contract assets and liabilities during the three months ended March 31, 2019 and 2018 (in CHF thousands):

	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
	(in CHF thousands)
Three months ended March 31, 2019:
Accrued income	3,667	813	(3,667)	813
Deferred income	351	6,945	(1,122)	6,174

Three months ended March 31, 2018:
Accrued income	2,799	1,148	(2,799)	1,148
Deferred income	355	—	(314)	41

During the three months ended March 31, 2019 and 2018, the Company recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods (in CHF thousands):

	For the Three Months Ended March 31,
	2019	2018
	(in CHF thousands)
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	313	302
Performance obligations satisfied in previous periods	—	—

Tau Morphomer Small Molecule – License Agreement with Eli Lilly

In December 2018, we entered into a license agreement with Eli Lilly and Company (“Lilly”) to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. The agreement became effective on January 23, 2019 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in February 2019. The Company is conducting the development of Tau Morphomer small molecules through the completion of Phase 1, with activities commencing in the first half of 2019. Lilly will lead and fund further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease, Progressive Supranuclear Palsy and other neurodegenerative diseases.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 840 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after completion of the Lilly Pre-Clinical Activities Period by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined either by delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of March 31, 2019, the Company has deferred income (contract liability) of CHF 6.1 million of which CHF 2.6 million is long-term. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

Anti-Abeta antibody in AD – 2006 agreement with Genentech

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. The value of this partnership is potentially greater than USD 340 (CHF 342) million.

The term of the Agreement commenced on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the Agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to Licensed Products have passed or expired. Either party may terminate the Agreement for any material breach by the other Party, provided a cure period of 90 days from the date notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD 1). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the

U.S. and Europe. To date, we have received total milestone payments of USD 65 million (CHF 70.1 million) comprised of a USD 25 (CHF 31.6) million up-front payment and USD 40 (CHF 38.2) million for clinical development milestones achieved all in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the USD 25 (CHF 31.6) million up-front consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 277) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD 1 and CREAD 2 (BN29552 and BN29553) Phase III studies of crenezumab in people with prodromal to mild sporadic AD. The decision came after an interim analysis conducted by the IDMC indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in a preventive trial of cognitively healthy individuals in Colombia with an autosomal dominant mutation who are at risk of developing familial AD (fAD), under the Alzheimer’s Prevention Initiative (API), which began in 2013. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities. This study is in collaboration with the Banner Institute and is funded by the National Institute on Aging.

For the three months ended March 31, 2019 and 2018, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech

In June 2012, we entered into a second agreement with Genentech to commercialize our anti-Tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to the high-single digits. The agreement also provides for collaboration on two additional indications built on the same anti-Tau antibody program as well as potential anti-Tau diagnostic products.

The term of the Agreement commenced on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the Agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to Licensed Products have passed or expired. Either party may terminate the Agreement for any material breach by the other Party, provided a cure period of 90 days from the date notice is given.

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment received and recognized in the fourth quarter of 2017 associated with the first patient dosing in a Phase 2 clinical trial for Alzheimer’s disease with an anti-Tau monoclonal body known as RG6100, a CHF 14 million milestone payment recognized in the second quarter of 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of the lead anti-Tau antibody candidate and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included CHF 17 million up-front consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended March 31, 2019 and 2018, we have recognized no revenues from this arrangement.

Tau Vaccine in AD – 2014 agreement with Janssen Pharmaceuticals

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In July 2017 and January 2019, the Companies entered into the Second and Third Amendments, respectively. These Amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen will co-develop second generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second generation vaccines. AC Immune and Janssen will jointly share R&D costs until the completion of the first Phase 2b.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study by providing 90 days’ notice to us. If not otherwise terminated, the Agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

 The Company received a CHF 25.9 million up-front, non-refundable license fee which we recognized as revenue in 2014. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a Development and CMC work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the

Company identified the license and the research and development services as the performance obligations at the inception the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the CHF 25.9 million up-front consideration received. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended March 31, 2019 and 2018 we have recognized no revenues and CHF 0.2 million, respectively.

Tau-PET imaging agent in AD –2014 agreement with Life Molecular Imaging (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership with Life Molecular Imaging (“Life Molecular”), the former Piramal Imaging SA. The partnership with Life Molecular is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein positron emission tomography (PET) tracers supporting the diagnosis and clinical management of AD and potential Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 157 (CHF 178) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits.

Life Molecular may terminate this Agreement at any time after the first 18 months from the Effective Date of this Agreement upon 3 months prior written notice. If not otherwise terminated, the Agreement shall continue until the date of expiration of the last to expire royalty term.

In connection with this agreement, AC Immune received a EUR 500 (CHF 664) thousand payment which was fully recognized in 2015. In Q1 2017, we recorded a EUR 1.0 (CHF 1.1) million milestone related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy). The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 6 (CHF 7) million should the compound make it through to Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales based milestones totaling EUR 150 (CHF 170) million. The Company is also eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Life Molecular is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory and commercial milestones have been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to Life Molecular and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered Life Molecular’s right to sublicense and develop the Tau Protein PET tracers, and the fact that Life Molecular could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended March 31, 2019 and 2018, the Company has recognized no revenues from this agreement.

Alpha-synuclein and TDP-43 PET tracers in AD – 2016 agreement with Biogen

On April 13, 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, or Biogen. Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis. In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding towards research and development personnel. We own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration: (i) technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical research organizations, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with, and best depict the transfer of control to the customer in line with the terms outlined in the contract.

For the three months ended March 31, 2019 and 2018, the Company has recognized CHF 0.9 million, respectively. This collaboration concluded on April 13, 2019.

Recombinant protein therapeutic candidate –2017 agreement with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project Agreement with Essex Bio-Technology Limited, or Essex, to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as Alzheimer’s disease and frontotemporal dementia. Essex will provide joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

Subject to the terms of this Agreement, Essex and the Company have the right to terminate by providing 60 days’ notice to the other Party. Otherwise, the Agreement shall remain in force until the later of the (i) completion of the Research and Development program or (ii) five years from the Effective date.

As part of this agreement, the parties have agreed to an initial two-year Research Plan, which intends to develop a basic Fibroblast Growth Factor as a therapeutic for the treatment of neurodegenerative diseases and to generate novel antibody therapeutics.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Essex Bio-Technology is a customer. AC Immune has identified that its performance obligation is for full-time employees to provide research support.

The transaction price consists of the contractual amounts to recognize for the full-time employee charges. For the full-time employee charges, we recorded revenues throughout the period based on the contractual rates over the service period as this best depicts the transfer of control to Essex.

For the three months ended March 31, 2019 and 2018, the Company has recognized CHF 0.2 million, respectively. The length of the initial contract is five years through May 2022. Subject to the progress of the project, the Company may expect to recognize approximately CHF 0.8 million annually through the end of the contract.

Continuation of 2015 Grant from the Michael J. Fox Foundation

On September 16, 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (“MJFF”). This grant provides funds for the development of Positron Emission Tomography (PET) tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. Following the successful completion of this grant extension in 2018, we received an additional grant in November 2018 to conduct a first-in-human (FIH) study in 2019. This grant aims to facilitate the execution of a first-in-human study for a potential alpha-synuclein PET tracer with the current lead compound.

As part of the November 2018 grant, the MJFF expects that AC Immune will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of specific tasks. The Company identified six milestones to achieve but these are outputs of the Company’s services to perform and develop its PET tracer over an eight month period. The services themselves over time are considered the performance obligation and not each a distinct performance obligation. Therefore, AC Immune has determined it has one performance obligation in the arrangement: the clinical and regulatory services in support of the development of the alpha-synuclein PET tracer.

The transaction price consists of the contractual amount of CHF 0.3 million which is allocated to the services performed. However, the consideration is variable dependent upon AC Immune’s completion of key milestones. Using the most likely amount method, AC Immune assessed the project funding and likelihood of milestone obtainment. Management estimated a 100% likelihood of completing all milestones under the terms of the grant and no discount of the transaction price is taken. The Company therefore recognizes the revenues associated with this grant as services are performed. Quarterly, the Company estimates its progress and whether to constrain further revenue recognition. There are no constraints assessed as of March 31, 2019.

For the three months ended March 31, 2019 and 2018, the Company has recognized less than CHF 0.1 million, and CHF 0.1 million respectively. The Company may expect to recognize approximately CHF 0.3 million through the end of this grant extension.

4.	Convertible loan and liability related to conversion feature

AC Immune and Lilly entered into a convertible note agreement on December 11, 2018, which became effective on January 23, 2019. The convertible loan is for a total consideration of USD 50.0 (CHF 50.3) million and is a senior unsecured obligation of the Company that bears interest at a rate of 0.75% per annum, the accrual of which begins 90 days after the closing date. The closing date is defined as the date of payment of the loan, which occured on January 25, 2019. The note agreement contains a conversion feature to convert the loan into common shares of the Company at a conversion price of USD 13.83 per share, which would convert into approximately 3.6 million of our common shares. At any time from one month from the closing date, Lilly may notify the Company of its request to convert in whole or in part the outstanding loan into common shares.

The Company is not subject to interest if the note is settled in shares by the 90-day anniversary from the closing date. Additionally, the loan shall automatically convert into common shares on the 90-day anniversary of the closing date, at which point the Company shall have another two months to implement such conversion. If the loan has not been converted into shares within five months after the entire loan amount has been made available to the Company, Lilly has the additional option to seek immediate reimbursement of the outstanding debt obligation in cash plus liquidated damages of 15% of the debt obligation.

The Convertible Note Agreement terminates upon full conversion, or absent such conversion, at the latest through cash settlement by November 30, 2019. The loan had not been converted as of March 31, 2019. The Company recorded CHF 1.0 million in interest expense in accordance with the effective interest method which requires amortization of the host debt.

The Company uses the Black-Scholes model to value the liability related to conversion feature. The inputs for the valuation as of March 31, 2019 and January 23, 2019 were as follows:

As of
	March 31, 2019	January 23, 2019
Exercise price	USD 13.83	USD 13.83
Share Price	USD 5.05	USD 10.25
Risk-free interest rate	0%	0%
Expected volatility	80%	80%
Expected term	3.5 months	6 months
Dividend yield	—	—

(in CHF thousands)
Liability related to conversion feature as of January 23, 2019	4,537
Change in fair value of conversion feature (gain)	(4,505)
Foreign currency remeasurement loss	11
Liability related to conversion feature as of March 31, 2019	43

5.       Earnings per share

	For the Three Months Ended March 31,
	2019	2018
	(in CHF thousands except for share and per share data)

Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	63,574	(11,614)
Denominator:
Weighted-average number of shares outstanding to equity holders	67,922,939	57,368,015
Basic income/(loss) for the period attributable to equity holders	0.94	(0.20)

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	63,574	(11,614)
Effective interest expense of convertible loan	991	—
Net income/(loss) attributable to equity holders of the Company – diluted	64,565	(11,614)
Denominator:
Weighted-average number of shares outstanding to equity holders	67,922,939	57,368,015
Effect of dilutive securities from equity incentive plans	661,650	—
Effect of dilutive securities from convertible loan	2,691,411	—
Weighted-average number of shares outstanding - diluted to equity holders	71,276,000	57,368,015
Diluted income/(loss) for the period attributable to equity holders	0.91	(0.20)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended March 31,
	2019	2018
Share options issued and outstanding	692,890	1,327,541
Restricted share awards subject to future vesting	—	115,684

6.	Property, plant and equipment

	As of March 31, 2019
	Furniture	Computers /IT	Lab Equipment	Leasehold Improvements	Total
	(in CHF thousands)
Acquisition Cost:
Balance at the end of the previous year	126	1,025	5,367	350	6,868
Acquisitions	—	13	525	—	538
Balance at end	126	1,038	5,892	350	7,406

Accumulated depreciation:
Balance at the end of the previous year	(77)	(455)	(2,857)	(155)	(3,544)
Depreciation expense	(5)	(69)	(204)	(14)	(292)
Balance at end	(82)	(524)	(3,061)	(169)	(3,836)

Carrying Amount:
December 31, 2018	49	570	2,510	195	3,324
March 31, 2019	44	514	2,831	181	3,570

The Company continues to enhance its laboratory equipment to support its research and development functions. This effort has accelerated since the year ended December 31, 2018, with CHF 0.5 million invested in lab equipment representing a 10% increase. This is consistent with the Company’s long term strategic plan.

7.	Right-of-use assets and lease liabilities

As of January 1, 2019 the Company recognized CHF 2.2 million of right-of-use of leased assets and lease liabilities. Thereof CHF 2.1 million are related to buildings and CHF 0.1 million to office equipment.

During the interim period, the Company recognized depreciation expense of CHF 0.1 million for buildings and an immaterial amount for office equipment. The Company did not recognize additions of right-of-use of leased assets for buildings or for office equipment for the three months ended March 31, 2019. Regarding lease liabilities, the amortization depends on the applied incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings and 3.7% for office equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the period ended March 31, 2019:

	Buildings	Office Equipment	Total
	(in CHF thousands)
Balance as of January 1, 2019	2,106	79	2,185
Additions	—	—	—
Disposals	—	—	—
Depreciation	(99)	(4)	(103)
Balance as of March 31, 2019	2,007	75	2,082

Interest expense on lease obligations for the three months ended March 31, 2019 was CHF 14 thousand. Total cash outflow for leases was CHF 0.3 million. The Company’s total expense for short-term leases and leases of low- value was CHF 0.1 million. There are no variable lease payments which are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

The following table presents the contractual undiscounted cash flows for lease obligations as of March 31, 2019:

(in CHF thousands)
Less than one year	466
1-3 years	932
3-5 years	815
Total	2,213

8.	Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and net employee defined benefit liability expenses totaling CHF 3.0 million and CHF 2.4 million as of March 31, 2019 and December 31, 2018, respectively.

9.	Cash and cash equivalents and financial assets

The following table summarizes the Company’s cash and cash equivalents and short-term financial assets as of March 31, 2019 and December 31, 2018:

	As of
	March 31, 2019	December 31, 2018
	(in CHF thousands)
Cash and cash equivalents	222,138	156,462
Total	222,138	156,462

	As of
	March 31, 2019	December 31, 2018
	(in CHF thousands)
Short-term financial assets due in one year or less	80,000	30,000
Total	80,000	30,000

The Company also has two deposits in escrow accounts totaling CHF 0.3 million for the lease of the Company’s premises as of March 31, 2019 and December 31, 2018, respectively.

10.	Long-term financing obligation

On January 4, 2016, September 13, 2016 and January 26, 2018 for fiscal years 2016, 2017 and 2018, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune.

On October 31, 2018, LuMind and the Company modified the repayment terms in an effort to fund a Down Syndrome Clinical Trials Network. The repayment terms were modified such that the Company will repay the outstanding balance in three installments in 2018, 2019 and 2020, with the total repayment to equal the total the Company is to receive in funding with the additional 25% interest.

The Company reclassified a certain portion of long-term debt obligation from non-current to current liabilities in the balance sheets to reflect the amended repayment terms. Additionally, per this modified payment term, the Company and LuMind memorialized the receipt of one final USD 200 (CHF 201) thousand payment due from LuMind in 2019. The Company has recorded this as a finance receivable and an increase to the obligation accordingly.

As of March 31, 2019 and December 31, 2018, AC Immune has recorded in current liabilities a short-term debt obligation for the total USD 333 (CHF 336) and USD 333 (CHF 332) thousand committed, respectively. As of March 31, 2019 and December 31, 2018, the Company recorded a long-term debt obligation for the total USD 223 (CHF 225) thousand and USD 187 (CHF 186) thousand, respectively.

11.	Finance result, net

For three months ended March 31, 2019, the Company recorded CHF 3.4 million in net financial gain compared to CHF 0.3 million in net financial loss for the three month period ended March 31, 2018. CHF 4.5 million related to a gain on the conversion feature of the convertible loan due to Lilly. This gain was offset by CHF 1.1 million in interest expense of which CHF 1.0 million was effective interest recorded to amortize the host debt per the convertible loan due to Lilly. Finally, the Company had CHF 45 thousand in foreign currency remeasurement losses for the three months ended March 31, 2019 compared to CHF 0.2 million for the three months ended March 31, 2018.

12.	Subsequent events

On April 13, 2019, our collaboration agreement with Biogen concluded.

On April 25, 2019, the Convertible Note Agreement with Lilly described in Note 4 “Convertible loan and liability related to conversion feature” automatically converted in line with the terms of the Agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly.